February 27, 2025

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Brian Szilagyi

Re: SEI Institutional Managed Trust (File No. 811-04878)

Mr. Szilagyi:

This letter responds to comments given by you to SEI Investments Global Funds Services (“SEIGFS”), in its capacity as administrator for SEI Institutional Managed Trust (“SIMT”) (the “Trust” or “Funds”), in a telephone conversation on January 21, 2025. The comments provided relate to the Trust’s September 30, 2024 annual report to shareholders filed on Form N-CSR and the respective Form N-CEN filing for the Trust. SEI provides the Funds with administrative and accounting services, as well as with officers and other personnel, and submits these responses on behalf of the Funds.

We have reproduced the substance of the SEC Staff’s comments below, with each comment followed by the Trust’s corresponding response.

SEC Comment 1:

Item 10 of Form N-CSR requires the disclosure of the aggregate renumeration paid to Trustees. If the disclosure is in multiple places, please consider whether Tailored Shareholder Report Frequently Asked Questions number 3 is appropriate.

Trust Response to Comment 1:

Going forward, the Trust’s Form N-CSR Item 10 will refer the shareholder to the Statement(s) of Operations for the Trustee fees.

© 2025 SEI

SEC Comment 2:

The title of individuals in the certifications to Form N-CSR does not specially include the Principal Financial Officer and Principal Executive Officer. Please confirm in correspondence that the persons are Principal Financial Officer and Principal Executive Officer. Item 19 of Form N-CSR.

Trust Response to Comment 2:

In response to the comment, the persons named as the President & Chief Executive Officer and Controller & Chief Financial Officer in Form N-CSR Item 19 are confirmed as the Principal Executive Officer and Principal Financial Officer, respectively.

SEC Comment 3:

Given the amount of reclaims receivable in the Global Managed Volatility Fund and Tax-Managed International Managed Volatility Fund, please confirm in correspondence which country or countries these relate to and how the funds monitor the collectability of these receivables.

Trust Response to Comment 3:

In response to the comment, the reclaim receivable amounts from the Global Managed Volatility Fund and Tax-Managed International Managed Volatility Fund primarily originate from foreign equities based in Switzerland, France, Germany and Denmark. WTax, a third-party firm specializing in the foreign withholding tax reporting and recovery, monitors the collectability of outstanding reclaim receivables.

SEC Comment 4:

Please validate Items C.6.f. & C.6.g. of Form N-CEN for the Large Cap Fund. The staff noted the net income from securities lending exceeds 25% of the average value of the securities on loan.

Trust Response to Comment 4:

In response to the comment, Item C.6,f. remains unchanged on Form N-CEN however Item C.6.g will be updated in amended filing to $26,345.46.

SEC Comment 5:

Item C.6.b.i of Form N-CEN reports that a borrower failed to return loan securities in the U.S. Managed Volatility Fund. In correspondence, please provide additional information regarding the resolution of the issue and any impact to the Net Asset Value (“NAV”) and control structure.

© 2025 SEI

Trust Response to Comment 5:

In response to the comment, Item C.6.b.i.2 of Form N-CEN was inaccurately marked “Y” for the U.S. Managed Volatility Fund and, therefore such item will be updated in amended filing to ‘N’.

SEC Comment 6:

The Staff was unable to locate Items 8, 9 and 10 required of Form N-CSR at the website address at the beginning of the shareholder report. Please describe how the Registrant intends to correct and comply with this requirement. See paragraph B.2.i of Rule 30e-1 of the Investment Company Act of 1940.

Trust Response to Comment 6:

Going forward, a hyperlink and page number will be added to the table of contents of each Annual or Semi-Annual Financials and Other Information to easily locate Items 8-11 in the document.

SEC Comment 7:

To further assist shareholders, the Registrant should refer to Items 7 through 11 by using a term that is more descriptive of the collective information. Some funds refer to Annual Financial Statements & Other Information. See 2024-14 Common Issues with Tailored Shareholder Reports.

Trust Response to Comment 7:

The Trust’s website has been updated to Annual Financials and Other Information & Semi-Annual Financials and Other Information for the Annual & Semi-Annual cycles, respectively.

SEC Comment 8:

The Staff noted funds paid Return of Capital Distributions but Item B23 of Form N-CEN was not checked yes for the Core Fixed Income Fund, the High Yield Bond Fund and the Multi-Asset Accumulation Fund. Please explain why these distributions were not required to be accompanied by a 19a-1 disclosure.

Trust Response to Comment 8:

In response to the comment, Form N-CEN Item B23 will be updated in amended filing to confirm the Core Fixed Income Fund, the High Yield Bond Fund and the Multi-Asset Accumulation Fund as issuing 19a-1 notices.

© 2025 SEI

SEC Comment 9:

For the High Yield Bond Fund, please ensure the disclosures that require an entity to disclose unobservable inputs and its impact. Accounting Standards Codification 820-10-50-2g for accounting guidance and 7.228 of AICPA Accounting and Audit Guide.

Trust Response to Comment 9:

In response to the comment, the impact of unobservable inputs and their impact on valuation are disclosed in the Trust’s financial statements filed on Form N-CSR, under “Note 2 – Significant Accounting Policies”.

* * * * * * *

Very truly yours,
/s/Glenn Kurdziel
Glenn Kurdziel
Controller and Chief Financial Officer
(Principal Financial Officer)

cc:	Robert A. Nesher

Stephen Panner

Timothy D. Barto

© 2025 SEI